March 14, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director
Peggy Kim, Senior Attorney John Fieldsend, Staff Attorney

Re:	The Singing Machine Company, Inc.
Amendment No. 1 to Registration Statement on Form S-3 Filed January 5, 2007 File No. 333-138188

Dear Mr. Owings:

On behalf of The Singing Machine Company, Inc. (“Singing Machine” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filing as set forth in the comment letter of January 22, 2007.

1.	We note your response to comment 1 in our letter dated November 21, 2006. With respect to each selling shareholder, please address the following factors in your analysis:

•	How long the selling shareholders have held the securities,
•	The circumstances under which the selling shareholders received the securities,
•	The selling shareholders’ relationship to the issuer,
•	The amount of securities involved,
•	Whether the sellers are in the business of underwriting securities, and
•	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Please refer to Tel. Interp. No. 29, Rule 415 Section, Manual of Publicly Available Telephone Interpretations (July 1997). We may have further comment.

Response:

Transactional Summary

The Commission’s comment appears appurtenant to the issue of whether the resale of the shares sought to be registered is a valid secondary offering under the evolving internal guidance concerning the application of Rule 415. The Company’s offers the following for the Commission’s consideration.

The shares sought to be registered emanate from two separate transactions. In order of significance to the Company’s pending Form S-3 registration statement, those transactions are:

FEBRUARY 2006 SECURITIES PURCHASE AGREEMENT

On February 21, 2006, the Company entered into a Securities Purchase Agreement with an accredited investor pursuant to which the Company agreed to sell and issue 12,875,536 shares (the "Common Shares") of common stock and 3 common stock purchase warrants to purchase an aggregate of 5,000,000 shares of common stock for an aggregate purchase price of $3,000,000, or a per share purchase price of $.233. The Company is not registering any of the shares of common stock issuable upon exercise of the warrants in the prospectus.

A portion of the proceeds in the amount of $2,000,000 was received by the Company on March 9, 2006. The warrants were issued upon the execution of the Agreement. The remainder of the proceeds in the amount of $1,000,000 was received on June 20, 2006 and the Common Shares purchased by the investor were issued on July 31, 2006, subsequent to the approval of The American Stock Exchange of the additional listing of the Common Shares and the restructuring of the approximately $4,000,000 in outstanding convertible debentures, as required pursuant to the February 2006 Securities Purchase Agreement.

AUGUST 2006 SECURITIES PURCHASE AGREEMENT

On August 9, 2006, the Company entered into Securities Purchase Agreements with two accredited and/or institutional investors pursuant to which the Company agreed to sell and issue 2,300,000 shares of common stock (the “Shares”) for an aggregate purchase price of $1,000,500, or a per share purchase price of $0.435. The listing of the Shares was approved by The American Stock Exchange on October 4, 2006.

The proceeds in the amount of $1,000,500 were received by the Company on August 10, 2006. The Company issued the Shares to the investors on October 5, 2006, subsequent to the approval of The American Stock Exchange of the additional listing of the Shares as required pursuant to the August 2006 Securities Purchase Agreements.

415 Analysis

The Company believes that the points set forth in No. 29 of the Manual of Publicly Available Telephone Interpretations (July 1997) supports its position that this registration is not an indirect primary offering. Below is a discussion of each of these points:

-	consideration should be given to how long the selling shareholders have held the shares the Securities Purchase Agreements for each of the two financings that the Company is registering were executed by all parties at least 6 months ago, with one having been executed in excess of 12 months ago. As such, the investors made an investment in the Company and they hold the risk of ownership. Further, even after the registration is declared effective, they will continue to bear the risk of ownership.

-	the circumstances under which the investors received the securities in each case, the investors acquired the securities from the issuer in a private placement pursuant to Securities Purchase Agreements. Further, each such transaction was exempt from registration pursuant to Sections 4(2) the Securities Act and Rule 506 of the Commission thereunder. Furthermore, each of the financings was arms length transactions.

-	their relationship to the issuer

the investors’ sole relationship with the Company then, as it is now, is as an investor. Further, none of the investors hold a significant voting block of shares to influence the Company in its actions. However, koncepts International Limited (the accredited investor pursuant to the February 2006 Securities Purchase Agreement), is a wholly owned subsidiary of Starlight International Holdings Ltd., an affiliate of the Company, which has an approximate 47% equity ownership position in the Company.

-	whether the sellers are in the business of underwriting securities as stated above, the investors made an investment in the Company and they hold the risk of ownership. They have held the risk of ownership for their own accounts for more than six months already at minimum, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter. Furthermore, the registration of the common stock was a condition subsequent to funding, not a condition precedent. As a result, the investors bear the risk that the Company would fail or be unable to register the securities.

Moreover, the sale by the investors of their shares is not analogous to an offering by the Company. In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The investors made a cash investment, and the Company has received the proceeds from the sale of securities to the investors.

The investors have a contractual right to have the Company’s register the common stock underlying their securities, but the Securities Purchase Agreements for each of the two financings that the Company is registering were executed by all parties in excess of 6 months ago, with one being executed in excess of 12 months ago. The registration rights can not be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

koncepts International Limited (the accredited investor pursuant to the February 2006 Securities Purchase Agreement), and its parent company, Starlight International Holdings Ltd., are public reporting companies with the Commission and are engaged in the consumer electronics manufacturing business, not in the business of underwriting securities.

Timemate Industries Limited and Gentle Boss Investments Ltd., are engaged in the consumer electronics manufacturing and general investment business, respectively, not in the business of underwriting securities.

Thus, none of the selling stockholders should be deemed to be in the business of underwriting the Company’s securities.

-	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the above discussion and facts, the Company respectfully submits that a reasonable person cannot conclude that the investors are acting as a conduit for the Company. The investors purchased the securities in two separate financings, the investors do not hold a significant block of the Company’s voting securities, other than koncepts, and these investments were firmly committed to through the execution of the Securities Purchase Agreements over a significant period of time in excess of 6 and 12 months ago, respectively.

Very Truly Yours, /s/ Eric A. Pinero Eric A. Pinero